SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



RECD S.E.C.
JUL 2 4 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2002

PE 7-1-02

Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Total Pages = 34

BCE
Bell Canada Enterprises

News Release

For immediate release

BCE ANNOUNCES SECOND QUARTER RESULTS

Revenues up 4%; EBITDA up 7%; $8.2 billion goodwill write-down

Montréal (Québec), July 24, 2002 — For the second quarter of 2002, BCE Inc. (TSX, NYSE: BCE) reported total revenue of $4.9 billion, EBITDA[1] of $1.9 billion, and net earnings applicable to common shares of $11 million ($0.01 per common share). Net earnings before non-recurring items [2] were $400 million ($0.49 per common share).

"In the face of challenging times within our industry, BCE's results in the second quarter are on plan," said Michael Sabia, President and Chief Executive Officer of BCE Inc. "BCE achieved its solid performance as a result of productivity initiatives and rigorous expense management. During the quarter, BCE completed an extensive balance sheet review of all its operations. The resulting charges which we have announced today will allow us to move forward with a clear balance sheet. And, as we do, all our efforts will focus on leveraging the capabilities of BCE to grow and expand our 24 million customer connections."

Operational Highlights *(Q2 2002 vs. Q2 2001 unless otherwise indicated)*

- High-speed Internet (DSL) net additions in the quarter were 43,000; total subscribers grew by 72% to reach 909,000;
- Postpaid cellular and PCS subscribers net additions in the quarter were 117,000; total cellular and PCS subscribers grew by 20% to reach 3,645,000;
- Bell ExpressVu net activations in the quarter were 31,000; total subscribers grew 39% to reach 1,176,000;
- Bell Globemedia's EBITDA improved 41% to $58 million;
- BCE Emergis' revenues increased by 8% over the first quarter of 2002 to $142 million; and,
- Productivity savings of $225 million achieved in the quarter.

"At Bell Canada, we are pleased with the traction we have achieved on productivity initiatives while maintaining growth in key areas", Mr. Sabia said. "Revenues from our wireless operations increased by 21% while Bell ExpressVu revenues increased by 35%."

"At Bell Globemedia cost-control measures and an increase in revenues due partially to higher demand for advertising have enhanced EBITDA performance," Mr. Sabia concluded. "BCE Emergis' revised business plan and restructuring efforts contributed to returning the company to positive EBITDA."

Total revenue at BCE increased 4% over the second quarter of 2001 mainly as a result of growth from BCE's wireless, DTH (Direct-to-Home) satellite entertainment and data services and increased revenues at Bell Globemedia. EBITDA improved by 7% compared to the same period last year, mainly due to prudent cost management across all areas and higher overall revenue.

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.

(2) Refer to the discussion on after-tax charges and Results of Business Group for a description of non-recurring items.

BCE completed an extensive review of the carrying value of its assets on its balance sheet and as a result recorded the following after-tax charges in the second quarter of 2002:

- A transitional goodwill impairment charge of $8.2 billion applied to opening retained earnings in accordance with the changes from the Canadian Institute of Chartered Accountants on goodwill accounting. The charge pertains to Teleglobe ($7.5 billion), Bell Globemedia ($545 million), and BCE Emergis ($119 million) (see "Goodwill Note" at the end of this press release);
- A loss from discontinued operations of $295 million, relating to BCE's investments in BCI and Teleglobe;
- Restructuring and other charges totaling $153 million at Bell Canada, mainly relating to accounts receivables write-offs from legacy systems dating back to the early 1990's as part of the modernization of Bell's billing systems, including the introduction of a new billing platform; and,
- A $63 million restructuring and other charge at BCE Emergis.

BCE also recorded net gains on investments of $122 million, mainly the gain on the sale by Bell Canada of an approximate 36% interest in Télébec and Northern Telephone.

(Refer to the notes to BCE's unaudited second quarter 2002 financial statements for further information on the above charges.)

Other Developments

Effective in the second quarter, BCE has classified Teleglobe as a discontinued operation. BCI had been classified as a discontinued operation effective in the first quarter of 2002. In addition, BCE deconsolidated Teleglobe and BCI effective in the second quarter.

Outlook

The Company outlined its financial guidance for the third quarter of 2002 and confirmed its financial guidance for the full year 2002, excluding discontinued operations, as follows:

GUIDANCE	Q3 2002	Full Year 2002 Outlook
Revenue (billions)	$4.8 - $5.1	$19.5 - $20.5
EBITDA (billions)	$1.8 - $2.0	$7.5 - $8.0
Net earnings per share (before non-recurring items)	$0.45 - $0.48	$1.80 - $1.90

RESULTS BY BUSINESS GROUP (unaudited)

BCE's operations as at June 30, 2002, included the Bell Canada segment, Bell Globemedia, and BCE Emergis. BCE Ventures consists of BCE's other investments.

	(CDN$ millions, except per share amounts)			
	Second Quarter		**Six Months**	
For the period ended June 30	**2002**	2001	**2002**	2001
Revenue				
Bell Canada	**4,368**	4,248	**8,643**	8,355
Bell Globemedia	**326**	297	**638**	603
BCE Emergis	**142**	159	**274**	302
BCE Ventures	**261**	261	**524**	495
Corporate and Other, including Inter-segment eliminations	**(157)**	(198)	**(305)**	(346)
Total revenue	**4,940**	4,767	**9,774**	9,409
EBITDA				
Bell Canada	**1,850**	1,719	**3,610**	3,354
Bell Globemedia	**58**	41	**91**	71
BCE Emergis	**11**	31	**(9)**	57
BCE Ventures	**73**	72	**150**	129
Corporate and Other, including Inter-segment eliminations	**(47)**	(39)	**(85)**	(73)
Total EBITDA	**1,945**	1,824	**3,757**	3,538
Net earnings (loss)				
Bell Canada	**359**	330	**680**	492
Bell Globemedia	**11**	(40)	**12**	(73)
BCE Emergis	**(62)**	(75)	**(77)**	(166)
BCE Ventures	**59**	24	**83**	92
Corporate and Other, including Inter-segment eliminations	**(47)**	36	**(19)**	2,979
Earnings from continuing operations	**320**	275	**679**	3,324
Discontinued operations	**(295)**	(253)	**(340)**	(2,397)
Dividends on preferred shares	**(14)**	(16)	**(27)**	(34)
Net earnings applicable to common shares	**11**	6	**312**	893
Net earnings per common share	**0.01**	0.01	**0.39**	1.11
Impact of non-recurring items on net earnings per common share				
Amortization of goodwill	**-**	0.31	**-**	0.62
Other items	**0.48**	0.14	**0.53**	(0.86)
Net earnings before non-recurring items	**0.49**	0.46	**0.92**	0.87

SECOND QUARTER REVIEW (Q2 2002 vs. Q2 2001, unless otherwise indicated)

BELL CANADA

The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

- Total revenue in the second quarter was up 3% to $4.4 billion, driven mainly by growth in wireless, DTH and data revenues.
- Local and access revenues decreased by 4% to $1.5 billion, mainly due to lower network access and carrier access tariff revenues, partially offset by higher consumer terminal sales.
- Long distance revenue remained flat at $645 million. The effect of a 5% increase in Bell's long distance conversation minutes, to 4.7 billion minutes, was offset by lower pricing due to competitive pricing pressures.
- Wireless revenue was up 21% to $542 million due mainly to strong growth in cellular and PCS subscribers.
- Data revenue increased 8% to $947 million, mainly due to higher IP/Broadband and Sympatico ISP revenues.
- Total Internet (DSL and dial-up) subscribers reached 1.9 million as at June 30.
- Bell ExpressVu had net subscriber activations in the quarter of 31,000, bringing the total customer base to almost 1.2 million. Year-over-year, the number of ExpressVu subscribers grew by 39 %.
- Bell Canada's EBITDA grew by $131 million or 8% in the second quarter to reach $1.9 billion due mainly to continued productivity improvements and the growth in revenues.

BELL GLOBEMEDIA

Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

- Total revenue was $326 million in the quarter compared with revenue of $297 million for the same period last year. This increase includes the impact of the acquisitions of CFCF-TV, CKY-TV and ROB TV, which were purchased in the latter part of 2001, as well as organic growth.
- Advertising revenue was $230 million in the quarter, an increase of 8% compared to the second quarter of 2001.
- Subscriber revenues increased by 11% to reach $70 million, reflecting the recognition of revenue from the new digital specialty channels starting in January 2002, a higher penetration of the DTH market, and increased print circulation revenues due mainly to rate increases.
- EBITDA was $58 million in the second quarter compared with $41 million for the same period last year, reflecting the increase in revenues and implemented productivity initiatives.

BCE EMERGIS

- BCE Emergis' revenue was $142 million in the quarter, compared with $159 million in revenues for the same period in 2001, due mainly to a decline in non-recurring revenues.
- BCE Emergis' revenue increased by 8% when compared to the first quarter of 2002, primarily due to higher revenues in the eHealth Solutions Group.
- EBITDA decreased by $20 million to $11 million, mainly reflecting the shortfall in revenues.
- Second quarter of 2002 EBITDA compared favorably to the first quarter of 2002 EBITDA shortfall of $20 million. The improvement in sequential quarter over quarter EBITDA was mainly related to lower employment costs and productivity improvements.
- In the quarter, 40% of BCE Emergis' total revenue was from its U.S. operations.
- During the second quarter, BCE Emergis implemented a cost reduction plan and recorded pre-tax restructuring and other charges of $119 million (BCE's share, on an after tax basis, is $63 million).

BCE VENTURES

BCE Ventures includes the activities of CGI, Telesat and other investments.

- BCE Ventures' revenue was $261 million in the quarter, flat compared with the same period of 2001. Revenues at both CGI and Telesat were higher, offset by lower revenues from other Ventures' businesses.
- EBITDA was $73 million in the quarter compared with $72 million in the second quarter of 2001. Higher EBITDA at CGI and Telesat was partially offset by lower EBITDA from other Ventures' businesses.
- In July 2002, BCI's Plan of Arrangement was approved by its noteholders, its shareholders, and the courts.

BELL CANADA STATUTORY RESULTS

Bell Canada "statutory" includes Bell Canada, Bell Canada's interests in other Canadian telcos, and Bell Canada's 39% interest in Aliant (equity-accounted).

Bell Canada's reported revenue was $3.6 billion in the second quarter compared with $3.5 billion in the same quarter of 2001. The net loss applicable to common shares was $1 billion in the quarter compared with net earnings applicable to common shares of $466 million for the same period last year. One-time charges in the quarter included the write-down of the Bell Canada's 23% interest in Teleglobe as well as the impact of the charge relating to the accounts receivable write-down.

GOODWILL NOTE

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, regarding the accounting for goodwill and other intangible assets, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

ABOUT BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

— 30 —

Supplementary BCE Financial Information:

BCE's Second Quarter 2002 unaudited Financial Statements, Investor Briefing and other relevant financial materials are available in the "Investors" section of BCE's Web site at www.bce.ca.

Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) to discuss its second quarter results on Wednesday, July 24, 2002 at 8:30 am (Eastern). *The media is welcome to participate on a listen only basis.* Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference/Webcast. Interested participants are asked to dial (416) 405-9328 between 8:20 AM and 8:28 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca. A replay facility will be available between 12:00 PM on Wednesday, July 24, 2002 and 12:00 PM on Wednesday, July 31, 2002. To access the replay facility, please dial (416) 695-5800 and enter access code 1170650. The Webcast will also be archived on our Web site.

Call with the Media:

BCE will hold a teleconference for media on BCE's second quarter results on Wednesday, July 24, 2002 at 10:15 am (Eastern). Michael Sabia, President and Chief Executive Officer, will be present for the teleconference. Interested participants are asked to dial (866) 546-6145 or (416) 406-4206 between 10:05 AM and 10:13 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or completed after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the timing and extent of economic expansion in Canada and of improvement in consumers confidence and spending; the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to manage costs and generate productivity improvements; BCE's ability to implement its permanent financing plan (including its ability to dispose of or monetize assets) in order to finance the purchase of SBC Communications Inc.'s minority interest in Bell Canada; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; BCE's ability to carry out cross selling of the various services offered by the BCE group of companies; stock market volatility; the risk of credit rating downgrades; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, see the reports on Forms 6-K and 40-F filed by BCE with the U.S. Securities and Exchange Commission and BCE's filings with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of July 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Nick Kaminaris
Communications
(514) 786-3908

Isabelle Morin
Investor Relations
(514) 786-3845


BCE
Bell Canada
Enterprises

Investor Briefing

July 24, 2002

Second Quarter 2002 (Unaudited)

This supplement to the press release announcing BCE's Quarterly Results is intended to provide, on a timely basis, information of interest to the investment community.

Consolidated Financial Statements for the second quarter of 2002 for BCE are available on BCE's website at www.bce.ca.

This material is presented for information only, and should not be construed as a solicitation to invest in any securities of BCE Inc.

BCE Reports Second Quarter Results

Disciplined execution delivers substantial productivity gains, reduced capital spending and significant improvement in free cash flow.

- Operating revenues for the quarter totaled $4.9 billion, an increase of 3.6% compared to the same period last year. Growth was generated primarily from Bell Canada's new service areas as evidenced by revenue increases of 21% in wireless, 8% in data and 35% at Bell ExpressVu.
- BCE's disciplined execution this quarter led to a solid EBITDA[1] performance. Compared to the same period last year, consolidated EBITDA for the quarter increased 6.6% to $1.9 billion as a result of higher revenues and productivity gains of approximately $225 million in the quarter. As a result, the consolidated EBITDA margin improved to 39.4%, led by a 2 percentage point improvement at Bell.
- Consolidated net earnings applicable to common shares were $11 million or $0.01 per common share, essentially flat compared to the same period last year. Earnings for the quarter were impacted by non-recurring losses of $389 million, consisting of $295 million in losses from discontinued operations at BCI and Teleglobe, $216 million in restructuring and other charges at Bell Canada and BCE Emergis, partially offset by net gains on investments of $122 million arising primarily from the gain on sale of a 36% interest in Télébec Limited Partnership and Northern Telephone Limited Partnership through the creation of the Bell Nordiq Income Fund by Bell Canada. Excluding these items, net earnings applicable to common shares would have been $0.49 for the quarter, exceeding guidance.
- BCE completed its assessment of the impact of the transitional goodwill impairment test across all of its reporting units. An amount of $8.2 billion was charged to BCE's opening retained earnings in the second quarter for impaired goodwill relating to Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).


Revenues
($M)
$4,767
$4,940
Q2 01
Q2 02


EBITDA
($M)
$1,824
$1,945
Q2 01
Q2 02


Net earnings per share
$0.01
$0.01
Q2 01
Q2 02

[1] EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

For further information, please contact:

Isabelle Morin, Director
(514) 786-3845
i.morin@bell.ca

George Walker, Director
(514) 870-2488
george.walker@bell.ca

Wireless Growth


Wireless Net Subscriber Additions
(000's)
103
117

BCE Wireless results reflect a focus on profitable growth

Growth

- Wireless service revenues for the second quarter of 2002 were $542 million, up $95 million or 21% compared to the same quarter last year, driven by a 20% growth in the cellular and PCS subscriber base, a steady ARPU and a continued focus on postpaid customers.

- With net additions of 91,000 for the second quarter, the total cellular and PCS subscriber base reached 3,645,000. Including paging customers, BCE now serves 4,325,000 wireless subscribers.

- While net activations were lower than Q2 2001 as a result of prepaid customer losses, postpaid activations of 117,000, on the other hand, reflected significant growth. BCE's focus on higher value, more profitable postpaid customers led to a 19% increase in postpaid net activations compared to the same period last year. At June 30, 2002, 74% of cellular and PCS subscribers were on postpaid rate plans, up 1 percentage point from the first quarter of the year.

ARPU


Wireless ARPU
($/month)
49
43

- ARPU results reflected BCE's focus on profitable growth. Both total ARPU of $46 and postpaid ARPU of $59 held steady compared to Q2 2001, while prepaid ARPU increased by $1. Compared to the first quarter of 2002, ARPU was $3 higher, both on a total and postpaid basis and $2 higher on a prepaid basis reflecting seasonal trends.

Industry leading churn

- BCE continued to lead the industry with churn of 1.5%, unchanged from last quarter. Postpaid churn at 1.4%, marginally lower over Q1 2002 and flat compared to Q2 2001 was all the more significant when considering that Bell Mobility's pricing is generally at a premium compared to its competitors.

Wireless data

- Mobile browser hits totalled 94 million in the quarter, up 124% over Q2 2001. Bell Mobility data users grew 17% from the previous quarter to 1.2 million users.

- Bell Mobility continued its 1xRTT network expansion increasing coverage within the Windsor to Quebec corridor. Bell Mobility is tracking well to achieve coverage in most major cities across Bell Mobility territory by the end of the year.

Western Expansion

- Bell Mobility's network was launched mid-June in Edmonton, Calgary and Victoria with the Vancouver launch targeted for the third quarter. Successful branding campaigns are being established through community involvement as evidenced by Bell becoming the official telecom provider and sponsor for the Calgary Stampede.

Data Growth


Bell Canada
Data Revenues
($M)
1200
1000
800
600
400
200
0
878
881
990
923
947

Data

Data growth reflecting cautious purchasing by enterprise customers

- Bell Canada data revenues for the second quarter were $947 million, an increase of 7.9% over Q2 2001. Year to date, data revenues have grown 10.8%, compared to last year.
- Business data revenue growth was affected by long sales cycles which do not yet reflect improvements in GDP growth, corporate contractions within the retail and wholesale segments and hesitation within the enterprise customer segment to commit to new data infrastructure investments.
- The Managed Solutions segment continued its strong growth this quarter with key contract wins including the Bank of Montreal, the Department of National Defense and the Ontario Government. These multi-year contracts are valued at over $400 million.

DSL


DSL High Speed Internet
(000's)
Subscribers
1000
800
600
400
200
0
529
625
757
866
909

High Speed Subscribers grew by 43,000 to 909,000

- The overall DSL subscriber base grew by 43,000 to 909,000 this quarter, up 5.0% over Q1 2002. Of the 43,000 net additions, 24,000 related to consumer DSL services, 11,000 business and 8,000 wholesale.
- During the quarter Bell Canada introduced a number of initiatives to diversify the Sympatico High Speed product line and to improve the economics of the consumer DSL business including:
  - Introduction of High Speed Ultra, an enhancement to High Speed Edition (HSE) with download speeds of up to 3Mbps.
  - Introduction late in the quarter of Sympatico DSL Basic, with download speeds up to 128 kbps.
  - Introduction of bandwidth caps for HSE, High Speed Ultra and Basic and a bandwidth charge for usage above the bandwidth caps.
  - Implementation of a $5/month price increase to $44.95/month for the HSE customer base.
  - Shift to lower cost sales channels such as 310-Bell and bell.ca which accounted for 20% and 10%, respectively, of total sales this quarter.
  - Further improvement in average self-installation rates to 98% for the quarter, a 1 percentage point gain over Q1 2002.
- As a result, revenue growth was strong and Bell Canada achieved a significant improvement in consumer DSL profitability with less aggressive market share.
- Bell Canada's objective is to achieve a 50% share of the high speed access market by 2003.

Satellite Television Growth


Bell ExpressVu Subscribers
(000's)
847
930
1,069
1,145
1,176
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02

Customer base increases to 1,176,000 subscribers

- With revenues in the quarter of $155 million, Bell ExpressVu achieved revenue growth of 35% compared to the same period last year. The higher subscriber base fuelled the increase in revenues and effective cost management in the areas of customer servicing and administration translated into lower operating and programming costs. In addition, lower in-period subscriber acquisition costs related to lower net activations this quarter led to reduced EBITDA losses compared to Q2 2001.

- Net activations of 31,000 for the quarter were down from the 51,000 net activations achieved in Q2 2001 reflecting the impacts of a higher priced offer than last year, premium pricing to its major competitor, as well as a softer electronics market.

- Bell ExpressVu maintained its estimated market share of 61%. The total subscriber base grew 39% compared to last year, reaching 1,176,000 customers.

- Churn of 3.1% for the quarter was slightly higher than the same period last year.


Mix of Net Additions
64%
36%
69%
31%
Q2 01
Q2 02
Urban
Rural

Average Revenue per Subscriber

- Average revenue per subscriber (ARPS) of $44 in the second quarter of 2002 declined by $2 compared to the same period last year reflecting the general softening of the pay per view market and a higher penetration of customers taking lower priced programming packages. Bell ExpressVu has implemented a number of initiatives to stimulate ARPS including a charge for additional receivers and pay per view promotions.

Urban customer growth

- Bell ExpressVu continued its strong performance in the urban market with 69% of net additions coming from urban areas. This compares to 64% in the second quarter of 2001. At the end of the quarter, Bell ExpressVu's urban customer base represented 58% of total subscribers, slightly up from the first quarter of this year.

Bell Globemedia



Revenue Mix
75%
76%
21%
20%
4%
4%
Q2 01
Q2 02
TV
Print
Interactive

Financial performance strengthening

- Bell Globemedia's revenues in Q2 increased $29 million or 9.8% over the same period last year, reflecting signs of an improved advertising market, while EBITDA grew $17 million, a 41.5% increase over last year due to stringent cost controls .

- These increases are partly due to the acquisitions of CFCF, CKY, and RoBTV in late 2001, but also reflect organic revenue growth in advertising, subscription, and production revenues. Excluding the impacts of acquisitions, revenue growth and EBITDA growth were 3% and 26% respectively, compared to the same period last year.

- Television advertising revenues were up 9% compared to Q2 of last year as a result of the acquisitions stated above and organic growth.

- Advertising revenues at The Globe and Mail grew 1% over Q2 2001, an improvement compared to the year-over-year decline of 10% in Q1 2002. The Careers category is still down significantly on a yearly basis reflecting the current softness in corporate and employment markets.

- Bell Globemedia Interactive advertising revenues rose 26% over Q2 2001 as many new companies entered the ad market for the first time.

- Subscriber revenues increased 11% over Q2 of last year driven by growth in subscriptions to specialty channels and subscription price increases at The Globe and Mail.

BCE Emergis

Recurring revenue provides a solid base for future performance

- BCE Emergis' revenues for the second quarter were $142 million, down $17 million from a year ago but up $10 million or 7.6% from Q1 2002. As was the case in Q1, the year-over-year decline in revenues this quarter was due to a decrease of non-recurring revenues. Recurring revenues on the other hand, grew 1.6% over the same period last year and were up 4.9% from Q1. Currently representing over 90% of total revenues, recurring revenues represent a solid foundation for future growth.

- EBITDA of $11 million was $20 million lower than the same period last year but $31 million higher than the previous quarter. The improved revenue and EBITDA results and the return to positive EBITDA compared to the previous quarter reflect the implementation of Emergis' revised business plan announced on April 5, 2002, which focused on key growth areas, driving recurring revenue growth and the streamlining of service offerings and operating costs.

- The restructuring associated with the BCE Emergis business plan announced on April 5, 2002 has led to the elimination of approximately 450 positions during the second quarter. BCE's share of the related restructuring charge was $63 million after-tax.

- On July 15, BCE Emergis announced that it was selected by Visa International to support worldwide development and hosting of Visa Commerce, extending a contract previously reached with Visa U.S.A. in July 2001. Visa Commerce is a new non-card based, integrated B2B payment and information management solution utilizing the VisaNet global payment network.

Cost Management

Productivity gains drive EBITDA performance

- Driving productivity gains within the BCE group has become a business discipline aligned with BCE's overall simplification strategy. Productivity opportunities are evaluated based on expected benefits and then continuously assessed using unit cost variance analysis.

- Continuing efforts to take costs out of the business led to total improvements this quarter of approximately $225 million and $365 million year-to-date. These productivity gains were instrumental in delivering BCE's EBITDA growth rates of 6.6% and 6.2% for the quarter and year-to-date respectively.

- Bell Canada's productivity gains of more than $200 million this quarter reflect improvements across the company in the cost of customer acquisition and servicing, as well as general support. The overall productivity program includes numerous smaller projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. Some examples include:
  - Reducing calls to Sympatico HSE call centers by improving the materials provided to customers in installation kits, communiqués and on websites.
  - Improving Field Operations performance through improved cable preventative maintenance processes.
  - Combining wireless handset purchasing volumes across Bell, Aliant, MTS and Sasktel to obtain lower costs.

- Bell Globemedia also achieved savings this quarter driven by its workforce restructuring and synergies from its acquisitions of CFCF, CKY and RoBTV.

Productivity gains and capex efficiency lead to improved free cash flow

- BCE continued its tight management of capex this quarter resulting in expenditures of $932 million or 18.9% of revenues, a 2 percentage point reduction from the same period in 2001.

- BCE's reduced capex spending, combined with the $225 million of productivity savings across the group this quarter, led to free cash flow that was virtually break even.

Financial Guidance

- The company is reiterating its full year financial guidance and is providing the following outlook for Q3 2002:

Consolidated	Q3 2002	Full Year 2002
Revenue (billions)	$4.8 – $5.1	$19.5 – $20.5
EBITDA (billions)	$1.8 – $2.0	$7.5 – $8.0
Earnings per share ($) *(before non-recurring items)*	$0.45 – $0.48	$1.80 – $1.90

Consolidated Statements of Operations (unaudited)

($ millions, except per share amounts)	Three months ended June 30 2002	Three months ended June 30 2001	% change	Six months ended June 30 2002	Six months ended June 30 2001	% change
Operating revenues	**4,940**	4,767	3.6%	**9,774**	9,409	3.9%
Operating expenses	**2,995**	2,943	1.8%	**6,017**	5,871	2.5%
EBITDA [3]	**1,945**	**1,824**	**6.6%**	**3,757**	**3,538**	**6.2%**
Amortization expense	**(809)**	(983)	17.7%	**(1,581)**	(1,915)	17.4%
Net benefit plans credit	**12**	31	(61.3%)	**18**	64	(71.9%)
Restructuring and other charges	**(413)**	-	N.M.	**(413)**	(239)	(72.8%)
Operating income	**735**	**872**	**(15.7%)**	**1,781**	**1,448**	**23.0%**
Other income	**228**	92	N.M.	**230**	3,957	(94.2%)
Interest expense	**(263)**	(264)	0.4%	**(524)**	(546)	4.0%
Earnings from continuing operations before income taxes and non-controlling interest	**700**	**700**	0.0%	**1,487**	**4,859**	(69.4%)
Income taxes	**(244)**	(327)	25.4%	**(537)**	(1,360)	60.5%
Non-controlling interest	**(136)**	(98)	(38.8%)	**(271)**	(175)	(54.9%)
Earnings from continuing operations	**320**	**275**	**16.4%**	**679**	**3,324**	**(79.6%)**
Discontinued operations	**(295)**	(253)	(16.6%)	**(340)**	(2,397)	85.8%
Net earnings	**25**	**22**	**13.6%**	**339**	**927**	**(63.4%)**
Dividends on preferred shares	**(14)**	(16)	12.5%	**(27)**	(34)	20.6%
Net earnings applicable to common shares	**11**	**6**	**83.3%**	**312**	**893**	**(65.1%)**
Net earnings per common share - basic						
Continuing operations	**$ 0.38**	$ 0.32		**$ 0.81**	$ 4.07	
Net earnings	**$ 0.01**	$ 0.01		**$ 0.39**	$ 1.11	
Average number of common shares outstanding (millions)	**808.7**	807.4		**808.6**	807.7	

The following non-recurring items are included in net earnings:	Three months 2002	Three months 2001	Six months 2002	Six months 2001
Discontinued operations	**(295)**	(253)	**(340)**	(2,397)
Restructuring and other charges	**(216)**	-	**(216)**	(114)
Net gains on sale of investments and dilution gains	**122**	6	**122**	3,013
Goodwill amortization	**-**	(149)	**-**	(286)
Foreign exchange restatement	**-**	37	**-**	2
Other	**-**	(6)	**-**	(28)
Total	**(389)**	(365)	**(434)**	190
Impact on net earnings per share	**$ (0.48)**	**$ (0.45)**	**$ (0.54)**	**$ 0.24**

N.M.: not meaningful

Consolidated Statements of Operations (unaudited) - Historical trend

($ millions, except per share amounts)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Operating revenues	**4,940**	4,834	9,774	5,113	4,818	4,767	4,642	19,340
Operating expenses	**2,995**	3,022	6,017	3,286	2,941	2,943	2,928	12,098
EBITDA[3]	**1,945**	**1,812**	**3,757**	**1,827**	**1,877**	**1,824**	**1,714**	**7,242**
Amortization expense	**(809)**	(772)	(1,581)	(948)	(963)	(983)	(932)	(3,826)
Net benefit plans credit	**12**	6	18	31	26	31	33	121
Restructuring and other charges	**(413)**	-	(413)	(741)	-	-	(239)	(980)
Operating income	**735**	**1,046**	**1,781**	**169**	**940**	**872**	**578**	2,557
Other (expense) income	**228**	2	230	(11)	69	92	3,865	4,015
Interest expense	**(263)**	(261)	(524)	(255)	(255)	(264)	(282)	(1,056)
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**700**	**787**	**1,487**	**(97)**	**754**	**700**	**4,159**	**5,516**
Income taxes	**(244)**	(293)	(537)	(31)	(368)	(327)	(1,033)	(1,759)
Non-controlling interest	**(136)**	(135)	(271)	38	(49)	(98)	(77)	(186)
Earnings (loss) from continuing operations	**320**	**359**	**679**	**(90)**	**337**	**275**	**3,049**	3,571
Discontinued operations	**(295)**	(45)	(340)	(195)	(465)	(253)	(2,144)	(3,057)
Net earnings (loss)	**25**	**314**	**339**	**(285)**	**(128)**	**22**	**905**	514
Dividends on preferred shares	**(14)**	(13)	(27)	(14)	(16)	(16)	(18)	(64)
Net earnings (loss) applicable to common shares	**11**	**301**	**312**	**(299)**	**(144)**	**6**	**887**	**450**
Net earnings (loss) per common share - basic								
Continuing operations	**$ 0.38**	$ 0.43	$ 0.81	$ (0.13)	$ 0.40	$ 0.32	$ 3.75	$ 4.34
Net earnings (loss)	**$ 0.01**	$ 0.37	$ 0.39	$ (0.37)	$ (0.18)	$ 0.01	$ 1.10	$ 0.56
Average number of common shares outstanding (millions)	**808.7**	**808.6**	**808.6**	**808.5**	**807.9**	**807.4**	**808.1**	**807.9**

The following non-recurring items are included in net earnings:								
Discontinued operations	**(295)**	(45)	(340)	(195)	(465)	(253)	(2,144)	(3,057)
Restructuring charges	**(216)**	-	(216)	(349)	-	-	(114)	(463)
Net gains on sale of investments and dilution gains	**122**	-	122	40	153	6	3,007	3,206
Goodwill amortization	**-**	-	-	(132)	(142)	(149)	(137)	(560)
Foreign exchange restatement	**-**	-	-	(2)	(29)	37	(35)	(29)
Other	**-**	-	-	(6)	(19)	(6)	(22)	(53)
Total	**(389)**	**(45)**	**(434)**	**(644)**	**(502)**	**(365)**	**555**	**(956)**
Impact on net earnings per share	**$ (0.48)**	**$ (0.06)**	**$ (0.54)**	**$ (0.80)**	**$ (0.62)**	**$ (0.45)**	**$ 0.69**	**$ (1.18)**

See accompanying notes on pages 20-22

Consolidated Balance Sheets (unaudited)

(Millions of dollars, except where otherwise indicated)	June 30 2002	December 31 2001
ASSETS		
Current assets		
Cash and cash equivalents	**990**	569
Accounts receivable	**2,667**	4,118
Other current assets	**859**	1,213
Total current assets	**4,516**	**5,900**
Investments	**974**	1,106
Capital assets	**19,913**	25,861
Future income taxes	**668**	1,031
Other long-term assets	**3,135**	3,363
Indefinite-life intangible assets	**881**	866
Goodwill	**6,603**	15,947
Total assets	36,690	54,074
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**3,400**	5,792
Income and other taxes payable	**188**	681
Debt due within one year	**4,505**	5,263
Total current liabilities	**8,093**	**11,736**
Long-term debt	**11,227**	14,861
Future income taxes	**746**	924
Other long-term liabilities	**3,107**	4,129
Total liabilities	**23,173**	**31,650**
Non-controlling interest	**4,828**	**5,625**
SHAREHOLDERS' EQUITY		
Preferred shares	**1,510**	**1,300**
Common shareholders' equity		
Common shares	**13,836**	13,827
Contributed surplus	**980**	980
Retained earnings (deficit)	**(7,649)**	712
Currency translation adjustment	**12**	(20)
Total common shareholders' equity	**7,179**	**15,499**
Total shareholders' equity	**8,689**	**16,799**
Total liabilities and shareholders' equity	36,690	54,074
Number of common shares outstanding	**809.0**	**808.5**

See accompanying notes on pages 20-22

Consolidated Statements of Cash Flows (unaudited)

(Millions of dollars, except where otherwise indicated)	Three months ended June 30 2002	2001	Six months ended June 30 2002	2001
Cash flows from operating activities				
Earnings from continuing operations	**320**	275	**679**	3,324
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:				
Amortization expense	**809**	983	**1,581**	1,915
Restructuring and other charges	**405**	(28)	**405**	203
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	**(164)**	(24)	**(164)**	(3,891)
Future income taxes	**(115)**	(62)	**(119)**	343
Other items	**32**	(542)	**120**	(383)
Change in non-cash working capital components	**9**	536	**(360)**	216
	1,296	1,138	**2,142**	1,727
Cash flows from investing activities				
Capital expenditures	**(932)**	(1,003)	**(1,793)**	(2,769)
Investments	**(14)**	(55)	**(108)**	(130)
Other items	**17**	(259)	**(13)**	(87)
	(929)	(1,317)	**(1,914)**	(2,986)
Dividends				
Dividends paid on common and preferred shares	**(253)**	(258)	**(503)**	(518)
Dividends paid by subsidiaries to non-controlling interest	**(116)**	(74)	**(187)**	(151)
Free Cash Flow before monetization	**(2)**	**(511)**	**(462)**	**(1,928)**
Monetizations, net of income taxes	**307**	57	**167**	4,594
Free Cash Flow after monetization	**305**	**(454)**	**(295)**	**2,666**
Other financing activities				
Increase (decrease) in notes payable and bank advances	**515**	(241)	**486**	(2,289)
Issue of long-term debt	**43**	385	**1,295**	1,276
Repayment of long-term debt	**(403)**	(440)	**(503)**	(728)
Issue of preferred shares	**-**	-	**510**	-
Redemption of preferred shares	**-**	-	**(306)**	-
Redemption of preferred shares by subsidiaries	**-**	(210)	**-**	(346)
Issue of common shares	**7**	9	**9**	56
Purchase of common shares for cancellation	**-**	-	**-**	(191)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	**150**	675	**157**	1,367
Other items	**10**	34	**4**	34
	322	212	**1,652**	(821)
Cash (used in) provided by continuing operations	**627**	**(242)**	**1,357**	**1,845**
Cash used in discontinued operations	**(529)**	(863)	**(936)**	(312)
Net increase (decrease) in cash and cash equivalents	**98**	**(1,105)**	**421**	**1,533**
Cash and cash equivalents at beginning of period	**892**	2,898	**569**	260
Cash and cash equivalents at end of period	**990**	1,793	**990**	1,793
Capital expenditures as a percentage of revenues	**18.9%**	21.0%	**18.3%**	29.4%

See accompanying notes on pages 20-22



Segmented Information

(Millions of dollars, except where otherwise indicated)	Three months ended June 30 2002	2001	% change	Six months ended June 30 2002	2001	% change
Bell Canada	**4,368**	4,248	2.8%	**8,643**	8,355	3.4%
Bell Globemedia	**326**	297	9.8%	**638**	603	5.8%
BCE Emergis	**142**	159	(10.7%)	**274**	302	(9.3%)
BCE Ventures	**261**	261	0.0%	**524**	495	5.9%
Corporate and other (including inter-segment eliminations)	**(157)**	(198)	20.7%	**(305)**	(346)	11.8%
Revenues	**4,940**	**4,767**	**3.6%**	**9,774**	**9,409**	**3.9%**
Bell Canada	**1,850**	1,719	7.6%	**3,610**	3,354	7.6%
Bell Globemedia	**58**	41	41.5%	**91**	71	28.2%
BCE Emergis	**11**	31	(64.5%)	**(9)**	57	N.M.
BCE Ventures	**73**	72	1.4%	**150**	129	16.3%
Corporate and other (including inter-segment eliminations)	**(47)**	(39)	(20.5%)	**(85)**	(73)	(16.4%)
EBITDA	**1,945**	**1,824**	**6.6%**	**3,757**	**3,538**	**6.2%**
Bell Canada						
Bell Canada Holdings (including Aliant)	**397**	370	7.3%	**758**	576	31.6%
Bell ExpressVu	**(38)**	(40)	5.0%	**(78)**	(84)	7.1%
Total Bell Canada	**359**	330	8.8%	**680**	492	38.2%
Bell Globemedia	**11**	(40)	N.M.	**12**	(73)	N.M.
BCE Emergis	**(62)**	(75)	17.3%	**(77)**	(166)	53.6%
BCE Ventures	**59**	24	N.M.	**83**	92	(9.8%)
Corporate and other (including inter-segment eliminations)	**(61)**	20	N.M.	**(46)**	2,945	N.M.
Discontinued operations						
BCI	**(191)**	(81)	N.M.	**(191)**	34	N.M.
Teleglobe	**(104)**	(172)	39.5%	**(149)**	(2,431)	93.9%
Total discontinued operations	**(295)**	(253)	(16.6%)	**(340)**	(2,397)	85.8%
Net earnings applicable to common shares	**11**	**6**	**83.3%**	**312**	**893**	**(65.1%)**

	Common shares owned by BCE (M)	BCE Ownership (%)	Proportionate EBITDA Q2 02	Q1 02	Q4 01	Q3 01	12-Mth Trailing	Proportionate net debt and preferreds
Bell Canada								
Bell Canada Holdings		84%	**1,303**	1,254	1,205	1,285	5,047	**14,182**
Aliant [(4)]	73.5	47%	**113**	104	121	116	454	**699**
ExpressVu		100%	**(29)**	(38)	(70)	(45)	(182)	**(57)**
Total Bell Canada			**1,387**	1,320	1,256	1,356	5,319	**14,824**
Bell Globemedia		70%	**32**	20	25	(9)	68	**513**
BCE Emergis	65.9	65%	**7**	(13)	23	23	40	**(41)**
BCE Ventures								
CGI	120.0	32%	**28**	25	30	21	104	**(26)**
Telesat		100%	**46**	47	52	48	193	**502**
Other		100%	**(1)**	5	6	4	14	**93**
Total BCE Ventures			**73**	77	88	73	311	**569**
Corporate		100%	**(47)**	(38)	(43)	(43)	(171)	
Perpetual Preferred Shares								**1,510**
Retractable Preferred Shares [(5)]								**400**
Debt due within one year								**168**
less:								
Cash and cash equivalents								**(122)**
Nortel common shares at market								**(29)**
Bell Canada Holdings debt due to BCE								**(3,241)**
Total Corporate								**(1,314)**
Total			**1,452**	**1,366**	**1,349**	**1,400**	**5,567**	**14,551**

N.M.: not meaningful

See accompanying notes on pages 20-22

Segmented Information - Historical trend

(Millions of dollars, except where otherwise indicated)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Revenues								
Bell Canada	**4,368**	4,275	8,643	4,562	4,337	4,248	4,107	17,254
Bell Globemedia	**326**	312	638	354	246	297	306	1,203
BCE Emergis	**142**	132	274	181	173	159	143	656
BCE Ventures	**261**	263	524	287	262	261	234	1,044
Corporate and other (including inter-segment eliminations)	**(157)**	(148)	(305)	(271)	(200)	(198)	(148)	(817)
Revenues	**4,940**	**4,834**	**9,774**	**5,113**	**4,818**	**4,767**	**4,642**	**19,340**
EBITDA								
Bell Canada	**1,850**	1,760	3,610	1,704	1,818	1,719	1,635	6,876
Bell Globemedia	**58**	33	91	43	(6)	41	30	108
BCE Emergis	**11**	(20)	(9)	35	35	31	26	127
BCE Ventures	**73**	77	150	88	73	72	57	290
Corporate and other (including inter-segment eliminations)	**(47)**	(38)	(85)	(43)	(43)	(39)	(34)	(159)
EBITDA	**1,945**	**1,812**	**3,757**	**1,827**	**1,877**	**1,824**	**1,714**	**7,242**
Net earnings (loss) applicable to common shares								
Bell Canada								
Bell Canada Holdings (including Aliant)	**397**	361	758	(39)	317	370	206	854
Bell ExpressVu	**(38)**	(40)	(78)	(62)	(45)	(40)	(44)	(191)
Total Bell Canada	**359**	321	680	(101)	272	330	162	663
Bell Globemedia	**11**	1	12	(25)	(52)	(40)	(33)	(150)
BCE Emergis	**(62)**	(15)	(77)	(45)	(70)	(75)	(91)	(281)
BCE Ventures	**59**	24	83	41	137	24	68	270
Corporate and other (including inter-segment eliminations)	**(61)**	15	(46)	26	34	20	2,925	3,005
Discontinued operations								
BCI	**(191)**	-	(191)	(21)	(260)	(81)	115	(247)
Teleglobe	**(104)**	(45)	(149)	(174)	(205)	(172)	(2,259)	(2,810)
Total discontinued operations	**(295)**	(45)	(340)	(195)	(465)	(253)	(2,144)	(3,057)
Net earnings (loss) applicable to common shares	**11**	**301**	**312**	**(299)**	**(144)**	**6**	**887**	**450**

See accompanying notes on pages 20-22

Consolidated Statements of Operations (unaudited)

(Millions of dollars, except where otherwise indicated)	Three months ended June 30 2002	2001	% change	Six months ended June 30 2002	2001	% change
Revenues						
Local and access	**1,531**	1,590	(3.7%)	**3,055**	3,071	(0.5%)
Long distance	**645**	645	0.0%	**1,293**	1,341	(3.6%)
Wireless	**542**	447	21.3%	**1,036**	856	21.0%
Data	**947**	878	7.9%	**1,870**	1,688	10.8%
Other	**548**	573	(4.4%)	**1,083**	1,175	(7.8%)
Total Bell Canada Holdings (including Aliant)	**4,213**	4,133	1.9%	**8,337**	8,131	2.5%
Bell ExpressVu	**155**	115	34.8%	**306**	224	36.6%
Total operating revenues	**4,368**	**4,248**	**2.8%**	**8,643**	**8,355**	**3.4%**
Operating expenses						
Bell Canada Holdings (including Aliant)	**2,334**	2,380	(1.9%)	**4,660**	4,700	(0.9%)
Bell ExpressVu	**184**	149	23.5%	**373**	301	23.9%
Total operating expenses	**2,518**	**2,529**	**(0.4%)**	**5,033**	**5,001**	**0.6%**
EBITDA (3)						
Bell Canada Holdings (including Aliant)	**1,879**	1,753	7.2%	**3,677**	3,431	7.2%
Bell ExpressVu	**(29)**	(34)	14.7%	**(67)**	(77)	13.0%
Total EBITDA	**1,850**	**1,719**	**7.6%**	**3,610**	**3,354**	**7.6%**
Amortization expense	**(754)**	(753)	(0.1%)	**(1,465)**	(1,470)	0.3%
Restructuring and other charges	**(294)**	-	N.M.	**(294)**	(239)	(23.0%)
Net benefit plans credit	**11**	34	(67.6%)	**19**	69	(72.5%)
Interest expense to third parties	**(252)**	(242)	(4.1%)	**(489)**	(475)	(2.9%)
Interest expense to BCE	**(24)**	(43)	44.2%	**(65)**	(87)	25.3%
Equity income and other	**227**	68	N.M.	**219**	391	(44.0%)
Earnings before income taxes and non-controlling interest	**764**	**783**	**(2.4%)**	**1,535**	**1,543**	**(0.5%)**
Income taxes	**(250)**	(296)	15.5%	**(546)**	(491)	(11.2%)
Non-controlling interest	**(46)**	(32)	(43.8%)	**(81)**	(33)	N.M.
Net earnings	**468**	**455**	**2.9%**	**908**	**1,019**	**(10.9%)**
Dividends on preferred shares	**(16)**	(13)	(23.1%)	**(32)**	(25)	(28.0%)
Interest on equity settled notes	**(16)**	(15)	(6.7%)	**(30)**	(29)	(3.4%)
Net earnings applicable to common	**436**	**427**	**2.1%**	**846**	**965**	**(12.3%)**

The following non-recurring items are included in net earnings:	2002	2001	2002	2001
Restructuring charges	**191**	-	191	(143)
Net gains on sale of investments and dilution gains	**(205)**	10	(205)	410
Goodwill amortization	-	(21)	-	(41)
Foreign exchange restatement	-	49	-	-
Other	**18**	(1)	18	(2)
Total	**4**	**37**	**4**	**224**

[illegible]

	2002	2001	% change	2002	2001	% change
Net capital expenditures	**832**	941	(11.6%)	**1,608**	2,637	(39.0%)

[illegible]

At June 30, 2002	Bell Canada	BCH Corporate	Aliant	Bell ExpressVu	Total
Bank indebtedness / (cash and cash equivalents)	(530)	(13)	(198)	(57)	**(798)**
Long term debt	9,185	-	1,300	-	**10,485**
Debt due within one year	2,362	1,326	227	-	**3,915**
Net debt	**11,017**	**1,313**	**1,329**	**(57)**	**13,602**
Preferred shares	1,100	-	172	-	**1,272**
Equity settled notes	2,068	(2,068)	-	-	**-**
Equity settled notes due to BCE	-	1,256	-	-	**1,256**
Senior debt due to BCE	-	1,985	-	-	**1,985**
Equity settled notes due to SBC	-	314	-	-	**314**
Net debt, preferreds and equity settled notes	**14,185**	**2,800**	**1,501**	**(57)**	**18,429**

N.M.: not meaningful

See accompanying notes on pages 20-22

Consolidated Statements of Operations (unaudited) - Historical trend

(Millions of dollars, except where otherwise indicated)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Revenues								
Local and access	**1,531**	1,524	3,055	1,654	1,635	1,590	1,481	6,360
Long distance	**645**	648	1,293	647	663	645	696	2,651
Wireless	**542**	494	1,036	493	490	447	409	1,839
Data	**947**	923	1,870	990	881	878	810	3,559
Other	**548**	535	1,083	645	551	573	602	2,371
Total Bell Canada Holdings (including Aliant)	**4,213**	4,124	8,337	4,429	4,220	4,133	3,998	16,780
Bell ExpressVu	**155**	151	306	133	117	115	109	474
Total operating revenues	**4,368**	**4,275**	**8,643**	**4,562**	**4,337**	**4,248**	**4,107**	**17,254**
Operating expenses								
Bell Canada Holdings (including Aliant)	**2,334**	2,326	4,660	2,655	2,357	2,380	2,320	9,712
Bell ExpressVu	**184**	189	373	203	162	149	152	666
Total operating expenses	**2,518**	**2,515**	**5,033**	**2,858**	**2,519**	**2,529**	**2,472**	**10,378**
EBITDA [3]								
Bell Canada Holdings (including Aliant)	**1,879**	1,798	3,677	1,774	1,863	1,753	1,678	7,068
Bell ExpressVu	**(29)**	(38)	(67)	(70)	(45)	(34)	(43)	(192)
Total EBITDA	**1,850**	**1,760**	**3,610**	**1,704**	**1,818**	**1,719**	**1,635**	**6,876**
Amortization expense	**(754)**	(711)	(1,465)	(727)	(737)	(753)	(717)	(2,934)
Restructuring and other charges	**(294)**	-	(294)	(737)	-	-	(239)	(976)
Net benefit plans credit	**11**	8	19	31	28	34	35	128
Interest expense to third parties	**(252)**	(237)	(489)	(236)	(236)	(242)	(233)	(947)
Interest expense to BCE	**(24)**	(41)	(65)	(42)	(42)	(43)	(44)	(171)
Equity income and other	**227**	(8)	219	(57)	(81)	68	323	253
Earnings before income taxes and non-controlling interest	**764**	**771**	1,535	**(64)**	**750**	**783**	**760**	**2,229**
Income taxes	**(250)**	(296)	(546)	(14)	(361)	(296)	(195)	(866)
Non-controlling interest	**(46)**	(35)	(81)	(2)	(14)	(32)	(1)	(49)
Net earnings	**468**	**440**	**908**	**(80)**	**375**	**455**	**564**	**1,314**
Extraordinary items		-	-	(70)	-	-	-	(70)
Dividends on preferred shares	**(16)**	(16)	(32)	(15)	(15)	(13)	(12)	(55)
Interest on equity settled notes	**(16)**	(14)	(30)	(15)	(15)	(15)	(14)	(59)
Net earnings applicable to common	**436**	**410**	**846**	**(180)**	**345**	**427**	**538**	**1,130**

	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
The following non-recurring items are included in net earnings:								
Restructuring charges	**191**	-	191	(467)	-	-	(143)	(610)
Net gains on sale of investments and dilution gains	**(205)**	-	(205)	(39)	5	10	400	376
Goodwill amortization	-	-	-	(21)	(21)	(21)	(20)	(83)
Foreign exchange restatement	-	-	-	(2)	(38)	49	(49)	(40)
Other	**18**	-	18	24	2	(1)	(1)	24
Total	**4**	-	**4**	**(505)**	**(52)**	**37**	**187**	**(333)**

	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Net capital expenditures	**832**	776	1,608	1,099	896	941	1,696	4,632

See accompanying notes on pages 20-22

Operating Statistics*

	Three months ended June 30			Six months ended June 30		
	2002	2001	% change	**2002**	2001	% change
[illegible]						
Local						
Network access services (k)						
Residential				**8,532**	8,576	(0.5%)
Business				**4,652**	4,721	(1.5%)
Total network access service				**13,184**	13,297	(0.8%)
Estimated Local market share[6] (%) - Bell Canada only						
Residential				**98.3%**	99.5%	(1.2 pts.)
Business				**88.0%**	90.8%	(2.8 pts.)
Total estimated local market share				**94.4%**	96.3%	(1.9 pts.)
SmartTouch feature revenues ($M)	**230**	224	2.7%	**462**	432	6.9%
Long Distance						
Conversation minutes (M)	**4,725**	4,498	5.0%	**9,374**	8,996	4.2%
Average revenue per minute	**0.120**	0.132	(9.1%)	**0.119**	0.134	(11.2%)
Estimated market share (% based on revenues) - Bell Canada only				**62.9%**	63.2%	(0.3 pts)
[illegible]						
Data revenues ($M)						
Legacy [7]	**460**	540	(14.8%)	**942**	1,074	(12.3%)
Non-Legacy [8]	**487**	338	44.1%	**928**	614	51.1%
	947	**878**	7.9%	**1,870**	1,688	10.8%
Equivalent access lines [9] (k) - Bell Canada only						
Digital equivalent access lines				**3,833**	3,599	6.5%
Broadband equivalent access lines				**10,176**	6,359	60.0%
Internet subscribers [10] (k)						
DSL High Speed Internet subscribers (k)				909	529	71.8%
Dial-up Internet subscribers (k)				1,031	968	6.5%
				1,940	**1,497**	29.6%
[illegible]						
Cellular & PCS Net activations (k)						
Pre-paid	**(26)**	53	N.M.	**(8)**	111	N.M.
Post-paid	**117**	98	19.4%	**193**	154	25.3%
	91	**151**	(39.7%)	**185**	265	(30.2%)
Cellular & PCS subscribers (k)						
Pre-paid				**956**	828	15.5%
Post-paid				**2,689**	2,207	21.8%
				3,645	**3,035**	20.1%
Average revenue per unit ($/month)	**46**	46	0.0%	**45**	45	0.0%
Pre-paid	**13**	12	8.3%	**12**	13	(7.7%)
Post-paid	**59**	59	0.0%	**57**	57	0.0%
Churn (%) (average per month)	**1.5%**	1.4%	0.1 pts	**1.5%**	1.4%	0.1 pts
Pre-paid	**1.8%**	1.4%	0.4 pts	**1.8%**	1.3%	0.5 pts
Post-paid	**1.4%**	1.4%	0 pts	**1.4%**	1.4%	0 pts
Usage per subscriber (min/month)	**205**	190	7.9%	**196**	176	11.4%
Cost of acquisition [11] ($/sub)	**448**	385	16.4%	**451**	380	18.7%
Browser hits (M)	**94**	42	N.M.	**206**	70	N.M.
Paging						
Subscribers (k)				**680**	755	(9.9%)
Average revenue per unit ($/month)	**10**	10	0.0%	**10**	10	0.0%
[illegible]						
Total subscribers (k)				**1,176**	847	38.8%
Net subscriber activations (k)	**31**	51	(39.2%)	**107**	125	(14.4%)
Average revenue per subscriber ($/month)	**44**	46	(4.3%)	**44**	46	(4.3%)
Cost of acquisition ($/sub)	**769**	623	23.4%	**737**	616	19.6%
Churn (%) (per quarter)	**3.1%**	2.6%	0.5 pts	**5.5%**	5.0%	0.5 pts

*Operating statistics are reported on a consolidated basis, except where otherwise noted.

N.M.: not meaningful

See accompanying notes on pages 20-22

Operating Statistics* - Historical trend

	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Local								
Network access services (k)								
Residential	**8,532**	8,612		8,633	8,648	8,576	8,652	
Business	**4,652**	4,653		4,706	4,736	4,721	4,723	
Total network access service	**13,184**	13,265		13,339	13,384	13,297	13,375	
Estimated Local market share [6] (%) - Bell Canada only								
Residential	**98.3%**	98.7%		99.3%	99.4%	99.5%	99.6%	
Business	**88.0%**	88.9%		89.8%	90.6%	90.8%	91.9%	
Total estimated local market share	**94.4%**	95.1%		95.8%	96.1%	96.3%	96.8%	
SmartTouch feature revenues ($M)	**230**	232	462	230	226	224	208	888
Long Distance								
Conversation minutes (M)	**4,725**	4,649	9,374	4,804	4,400	4,498	4,498	18,200
Average revenue per minute	**0.120**	0.122	0.121	0.124	0.136	0.132	0.135	0.132
Estimated market share (% based on revenues) - Bell Canada only	**62.9%**	61.8%		63.6%	64.1%	63.2%	61.5%	
Data revenues ($M)								
Legacy [7]	**460**	482	942	556	546	540	534	2,176
Non-Legacy [8]	**487**	441	928	434	335	338	276	1,383
	947	923	1,870	990	881	878	810	3,559
Equivalent access lines [9] (k) - Bell Canada only								
Digital equivalent access lines	**3,833**	3,815		3,713	3,734	3,599	3,445	
Broadband equivalent access lines	**10,176**	9,431		9,109	6,836	6,359	5,249	
Internet subscribers [10] (k)								
DSL High Speed Internet subscribers (k)	**909**	866		757	625	529	466	
Dial-up Internet subscribers (k)	**1,031**	1,036		1,019	1,002	968	946	
	1,940	1,902		1,776	1,627	1,497	1,412	
Cellular & PCS Net activations (k)								
Pre-paid	**(26)**	18	(8)	88	48	53	58	247
Post-paid	**117**	76	193	186	103	98	56	443
	91	94	185	274	151	151	114	690
Cellular & PCS subscribers (k)								
Pre-paid	**956**	982		964	876	828	775	
Post-paid	**2,689**	2,572		2,496	2,310	2,207	2,109	
	3,645	3,554		3,460	3,186	3,035	2,884	
Average revenue per unit ($/month)	**46**	43	45	46	49	46	44	46
Pre-paid	**13**	11	12	12	14	12	13	13
Post-paid	**59**	56	57	59	62	59	55	58
Churn (%) (average per month)	**1.5%**	1.5%	1.5%	1.7%	1.5%	1.4%	1.3%	1.5%
Pre-paid	**1.8%**	1.7%	1.8%	1.6%	1.4%	1.4%	1.3%	1.4%
Post-paid	**1.4%**	1.5%	1.4%	1.8%	1.5%	1.4%	1.3%	1.5%
Usage per subscriber (min/month)	**205**	181	196	190	184	190	161	182
Cost of acquisition [11] ($/sub)	**448**	454	451	350	395	385	380	374
Browser hits (M)	**94**	112	206	103	56	42	28	229
Paging								
Subscribers (k)	**680**	694		715	733	755	759	
Average revenue per unit ($/month)	**10**	10	10	10	10	10	11	10
Total subscribers (k)	**1,176**	1,145		1,069	930	847	796	
Net subscriber activations (k)	**31**	76	107	139	83	51	74	347
Average revenue per subscriber ($/month)	**44**	45	45	44	44	46	47	45
Cost of acquisition ($/sub)	**769**	718	737	710	674	623	612	676
Churn (%) (per quarter)	**3.1%**	2.5%	5.0%	2.1%	3.1%	2.6%	2.4%	10.3%

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

See accompanying notes on pages 20-22

Statements of Operations - Selected data

(Millions of dollars, except otherwise indicated)	Three months ended June 30 2002	2001	% change	Six months ended June 30 2002	2001	% change
Revenues						
Advertising	**230**	213	8.0%	**449**	434	3.5%
Subscriber	**70**	63	11.1%	**143**	128	11.7%
Production and Sundry	**26**	21	23.8%	**46**	41	12.2%
Total Revenues	**326**	**297**	**9.8%**	**638**	**603**	**5.8%**
EBITDA (3)	**58**	**41**	**41.5%**	**91**	**71**	**28.2%**

Operating statistics

	2002	2001	% change
Bell Globemedia Interactive*			
Unique visitors per month (in millions) **	**9.7**	N/A	N.M.

Statements of Operations - Selected data - Historical trend

(Millions of dollars, except where otherwise indicated)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Revenues								
Advertising	**230**	219	449	263	163	213	221	860
Subscriber	**70**	73	143	67	64	63	65	259
Production and Sundry	**26**	20	46	24	19	21	20	84
Total Revenues	**326**	**312**	**638**	**354**	**246**	**297**	**306**	**1,203**
EBITDA (3)	**58**	**33**	**91**	**43**	**(6)**	**41**	**30**	**108**

Operating statistics - historical trend

	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Bell Globemedia Interactive*								
Unique visitors per month (in millions) **	**9.7**	10.2		9.8	8.5	N/A	N/A	

*As of July 1, 2001, Bell Globemedia Interactive combines all interactive new media initiatives across the company including Sympatico-Lycos, Globe Interactive, CTV Interactive and the new media initiatives of the former Netstar group of properties.
** Source: Media Metrix
N/A: not available
N.M.: not meaningful

See accompanying notes on pages 20-22

Statements of Operations - Selected data

(Millions of dollars, except where otherwise indicated)	Three months ended June 30 2002	2001	% change	Six months ended June 30 2002	2001	% change
Revenues:						
eHealth Solutions Group	**77**	77	0.0%	**144**	147	(2.0%)
BCE Emergis - Canada	**60**	72	(16.7%)	**120**	138	(13.0%)
BCE Emergis - U.S.A.	**5**	10	(50.0%)	**10**	17	(41.2%)
Total Revenues	**142**	**159**	**(10.7%)**	**274**	**302**	**(9.3%)**
Operating expenses	**131**	128	2.3%	**283**	245	15.5%
EBITDA (3)	**11**	**31**	**N.M.**	**(9)**	**57**	**N.M.**
[illegible]						
Canada	**85**	89	(4.5%)	**163**	177	(7.9%)
United States	**57**	70	(18.6%)	**111**	125	(11.2%)
	142	**159**	**(10.7%)**	**274**	**302**	**(9.3%)**

Statements of Operations - Selected data - Historical trend

(Millions of dollars, except otherwise indicated)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Revenues:								
eHealth Solutions Group	**77**	67	144	83	77	77	70	307
BCE Emergis - Canada	**60**	60	120	82	76	72	66	296
BCE Emergis - U.S.A.	**5**	5	10	16	20	10	7	53
Total Revenues	**142**	**132**	**274**	**181**	**173**	**159**	**143**	**656**
Operating expenses	**131**	152	283	146	138	128	117	529
EBITDA (3)	**11**	**(20)**	**(9)**	**35**	**35**	**31**	**26**	**127**
[illegible]								
Canada	**85**	78	163	111	98	89	88	386
United States	**57**	54	111	70	74	70	55	269
Other	**-**	-	-	-	1	-	-	1
Total	**142**	**132**	**274**	**181**	**173**	**159**	**143**	**656**

N.M. : not meaningful



Statements of Operations - Selected data

(Millions of dollars, except otherwise indicated)	Three months ended June 30 2002	2001	% change	Six months ended June 30 2002	2001	% change
Revenues						
CGI	**176**	168	4.8%	**347**	322	7.8%
Telesat	**78**	74	5.4%	**155**	145	6.9%
Other	**7**	19	(63.2%)	**22**	28	(21.4%)
Total Revenues	**261**	**261**	**0.0%**	**524**	**495**	**5.9%**
EBITDA [3]						
CGI	**28**	24	16.7%	**53**	46	15.2%
Telesat	**46**	41	12.2%	**93**	78	19.2%
Other	**(1)**	7	N.M.	**4**	5	(20.0%)
Total EBITDA	**73**	**72**	**1.4%**	**150**	**129**	**16.3%**

Statements of Operations - Selected data - Historical trend

(Millions of dollars, except where otherwise indicated)	Q2 02	Q1 02	Total 2002	Q4 01	Q3 01	Q2 01	Q1 01	Total 2001
Revenues								
CGI	**176**	171	347	169	166	168	154	657
Telesat	**78**	77	155	96	80	74	71	321
Other	**7**	15	22	22	16	19	9	66
Total Revenues	**261**	**263**	**524**	**287**	**262**	**261**	**234**	**1,044**
EBITDA [3]								
CGI	**28**	25	53	30	21	24	22	97
Telesat	**46**	47	93	52	48	41	37	178
Other	**(1)**	5	4	6	4	7	(2)	15
Total EBITDA	**73**	**77**	**150**	**88**	**73**	**72**	**57**	**290**

N.M.: not meaningful

(1) BCE is involved in the following operating businesses through its subsidiaries: Bell Canada; Bell Globemedia; and BCE Emergis. All other businesses are grouped in the BCE Ventures segment.

(a) **Bell Canada segment**

- The Bell Canada segment provides connectivity to residential and business customers through wired and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions and local and long distance phone and directory services.

- This segment reflects the consolidation of Bell Canada Holdings (BCH) (83.5%), Aliant Inc. (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.) and ExpressVu Limited Partnership (100%).

  - BCH results reflect the consolidation of Bell Canada (100%) and its wholly-owned subsidiaries, mainly, Bell Mobility, BCE Nexxia Inc., Bell ActiMedia Inc., Bell Distribution Inc., Certen Inc., Northwestel Inc., as well as, 64% of Northern Telephone Limited, 64% of Telebec and 60% of Bell West Inc. In addition, BCH holds an interest in Manitoba Telecom Services Inc. (21.7% on a fully diluted basis) which is accounted for using the equity method.

(b) **Bell Globemedia (BGM)**

- BGM is a Canadian multi-media company in the fields of broadcasting, print and the Internet. BGM provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. Through its various portal properties, Bell Globemedia also provides unique destinations for Internet users.

- BCE holds a 70.1% interest in BGM and therefore consolidates its results. BGM is comprised of the television operations of CTV Inc. (100%), the print operations of The Globe and Mail (100%), and the interactive operations of Bell Globemedia Interactive (100%) (including 70.9% in Sympatico-Lycos) and other media interests.

(c) **BCE Emergis**

- Represents BCE Emergis Inc. BCE Emergis is a business-to-business (B2B) e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors through its three strategic business units, eHealth Solutions Group, BCE Emergis – Canada and BCE Emergis – U.S.A.

- BCE Emergis Inc. is 65% owned by BCE and its financial results are consolidated.

(d) **BCE Ventures**

- Reflects BCE's interests in CGI Group Inc. (CGI), Telesat Canada (Telesat) and certain other BCE investments. CGI provides end-to-end information technology services and business solutions to customers in North America, Europe, Australia and Asia. Telesat delivers satellite business services primarily to North American companies.

Accompanying Notes (continued)

- This segment consolidates BCE's interests in Telesat (100%), TMI Communications and Company Limited Partnership (100%), Bimcor Inc. (100%), BCE Capital Inc. (100%), TeleReal Inc. (100%) and CGI (31.6%) on a proportionate basis.

(2) Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods.

The CICA recently issued new Handbook sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, all business combinations are accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002 an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, regarding the accounting for goodwill and other intangible assets, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

BCE consolidated results have been restated to reflect the results of Bell Canada International (BCI) and Teleglobe as discontinued operations.

(3) **Alternative Earnings Measures**
EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization expense, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed under Canadian Generally Accepted Accounting Principles (GAAP) or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

(4) Represents 83.5% of Bell Canada's 39.0% interest (54.1M shares) and 100% of BCE's 13.9% interest (19.4M shares).

(5) Represents $400 million of Series P Retractable Preferred Shares, which are reflected in other long-term liabilities on the financial statements.

(6) Bell Canada's local market shares reflect losses to facilities-based competition only.

(7) Legacy data revenues include digital transmission services such as MEGALINK ™, network access for Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

(8) Non-legacy data revenues include national and regional IP data, Internet, e-commerce and wireless data services.

(9) Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived

by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors	
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10BaseT	155
100 BaseT	1,554
Gigabit E	15,544

(10) DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(11) Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber for 2002 is reflected on a consolidated basis. COA per subscriber for 2001 reflects Bell Mobility only.



Cautionary Statement Concerning Forward-Looking Statements

Certain statements made in this document which describe BCE's or its subsidiaries' intentions, expectations or predictions, including, without limitation, financial guidance concerning revenues, EBITDA and EPS, Bell Mobility's 1xRTT network rollout plans, statements concerning the state of the economy, Bell Canada's ability in achieving a 50% share of the high speed access market by 2003, and other statements that are not historical facts, are forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements could differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things:

- the timing and extent of economic expansion in Canada and of improvements in customer confidence and spending;
- the possibility of further deterioration in the state of capital markets and the telecommunications industry;
- BCE's ability to manage costs and generate productivity improvements;
- BCE's ability to implement its permanent financing plan (including its ability to dispose of or monetize assets) in order to finance the purchase of SBC Communications Inc.'s minority interest in Bell Canada;
- the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables;
- the rate of decline of prices for data and voice services;
- uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects;
- the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity;
- the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service;
- the availability and cost of capital required to fund capital and other expenditures;
- the Internet economy growing at a slower pace than is currently anticipated;
- the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof;
- BCE's ability to carry out cross selling of the various services offered by the BCE group of companies;
- stock market volatility;
- the risk of credit rating downgrades;
- the availability of, and ability to retain, key personnel;

- the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; and
- the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE under Form 6K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this document represent BCE's expectations as of July 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Furthermore, forward-looking statements contained in this document do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after July 24, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: July 24, 2002